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                                                             Exhibit (a)(1)(iii)

                              FIRST WILKOW VENTURE
                      180 NORTH MICHIGAN AVENUE, SUITE 200
                             CHICAGO, ILLINOIS 60601

                                  July 20, 2006

Dear Holder of Limited Partnership Units,

     Enclosed are materials related to an offer to purchase the Limited Partnership Units ("Units") of First Wilkow Venture at a price of $122 per Unit held by each Unit holder who holds 50 or fewer Units. The purpose of this offer is to reduce the number of our Unit holders so that we have fewer than 300 Unit holders, thereby enabling us to terminate our status as a reporting company and to become a private, non-reporting company. The reasons that First Wilkow is making this offer and the benefits of becoming a private, non-reporting company are detailed in the attached materials. ALTHOUGH THIS OFFER IS BEING MADE ONLY TO HOLDERS OF 50 OR FEWER UNITS, WE ARE PROVIDING THE ATTACHED OFFERING MATERIALS TO ALL OF OUR UNIT HOLDERS FOR INFORMATIONAL PURPOSES.

     If you hold 50 or fewer Units, your response is required by September 29, 2006, if you would like to sell all your Units.

     If you choose to accept our offer, the following completed forms will need to be returned to First Wilkow:

          (1)  Letter of Transmittal

          (2)  Applicable FIRPTA Certification

     I appreciate your attention to this offer. If you have any questions regarding this matter, please do not hesitate to contact me.

                                        Sincerely yours,

                                        /s/ Marc R. Wilkow
                                        ----------------------------------------
                                        Marc R. Wilkow
                                        General Partner